June 1, 2012	EXHIBIT 99.1

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2012.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2012	2011

Net assets:
Gold bullion, at market, average cost $1,355,145,634	$2,798,281,493	2,918,177,581
Silver bullion, at market, average cost $964,091,381	2,401,280,017	2,635,250,890
Cash and short-term deposits	64,688,278	72,623,606
Interest receivable and other	183,477	71,131
Prepaid bullion insurance	-	62,500
	5,264,433,265	5,626,185,708
Accrued liabilities	(5,690,710)	(2,765,500)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$5,258,742,555	5,620,875,881

Represented by:
Capital stock
Class A shares issued: 254,432,713	$2,419,583,150	2,419,583,150
Common shares issued: 40,000	19,458	19,458
	2,419,602,608	2,419,602,608
Retained earnings inclusive ofunrealized appreciation of holdings	2,839,139,947	3,201,273,273
	$5,258,742,555	5,620,875,881

Net asset value per share:
Class A shares	$20.67	22.09
Common shares	$17.67	19.09

Exchange rate: U.S. $1.00 = Cdn.	$0.9884	0.9935

Net asset value per share expressed in Canadian dollars:
Class A shares	$20.43	21.95
Common shares	$17.46	18.96

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2011 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $362.1 million or 6.4% during the six months ended April 30, 2012, primarily as a result of decreases in the prices of gold and silver during the period of 4.1% and 8.9% respectively.

Net assets decreased by $346.1 million or 6.2% during the three months ended April 30, 2012 primarily as a result of decreases in the prices of gold and silver during the period of 5.3% and 7.1% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income

(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2012	2011	2012	2011
Income:
Interest	$83,599	100,149	$40,741	44,003
Change in unrealized appreciation of holdings	(353,870,580)	2,153,086,124	(341,887,887)	1,897,741,000
Total income (loss)	(353,786,981)	2,153,186,273	(341,847,146)	1,897,785,003
Expenses:
Administration fees	4,738,638	4,286,573	2,409,678	2,362,437
Safekeeping, insurance and bank charges	3,053,332	2,683,660	1,543,826	1,527,380
Shareholder information	185,338	143,674	128,568	76,001
Directors’ fees and expenses	105,223	81,835	53,409	35,663
Stock exchange fees	76,483	75,767	38,182	38,348
Legal fees	72,681	67,368	31,543	23,305
Accounting fees	61,698	71,900	35,198	28,081
Registrar and transfer agent fees	52,693	50,741	31,481	33,773
Miscellaneous	81	187	19	187
Foreign currency exchange loss	178	739	178	739
Total expenses	8,346,345	7,462,444	4,272,082	4,125,914
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(362,133,326)	2,145,723,829	$(346,119,228)	1,893,659,089
Net income (loss) per share:
Class A shares	$(1.42)	8.92	$(1.36)	7.80
Common shares	$(1.42)	8.92	$(1.36)	7.80

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2012 was $346.1 million compared to net income of $1.9 billion for the comparative period in 2011. For the six months ended April 30, 2012, the net loss, inclusive of the change in unrealized appreciation of holdings, was $362.1 million compared to net income of $2.1 billion for the same period in 2011. Virtually all of the net loss for both the three and six month periods ended April 30, 2012 represents the change in the unrealized appreciation of gold and silver holdings. The price of gold decreased by 5.3% during the three months ended April 30, 2012 and by 4.1% over the six month period. During the same periods, the price of silver decreased by 7.1% and 8.9% respectively. Certain expenses, such as administration fees, which are scaled, and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are calculated monthly based on the total net assets at each month-end, increased by $47,241 and $452,065 respectively during the three and six month periods ended April 30, 2012 as compared to the comparable periods in 2011. This increase in administration fees was a result of the increase in net assets generated by the April 2011 public offering. Similarly, safekeeping fees increased by $16,446 and $369,672 for the three and six month periods ended April 30, 2012.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three, six and twelve month periods ended April 30, 2012 remained unchanged at 0.08%, 0.15% and 0.30% respectively from the comparable periods in 2011.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At April 30, 2012, the Class A shares of Central Fund were backed 98.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878

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